                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                           OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:  3235-0145
                                                      Expires:August 31, 1999
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                                                      hours per response...14.90
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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. __)*

                               HealthExtras, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (par value, $.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    422211102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Highland Investments, LLC, c/o Thomas L. Blair, 2275 Research Blvd., Sixth
--------------------------------------------------------------------------------
Floor, Rockville, MD 20850 [301-548-1000]
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 17, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      POTENTIAL  PERSONS  WHO ARE TO RESPOND TO THE  COLLECTION  OF  INFORMATION
      CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No.   422211102
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only).

            Highland Investments, LLC                 IRS Id. No. 52-2171747
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See  Instructions)
            (a) |_|
            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)    00
--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)   |_|
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Reorganization:     Maryland
--------------------------------------------------------------------------------

Number of       7.    Sole Voting Power     17,680,000 shares
Shares Bene-          ----------------------------------------------------------
ficially Owned  8.    Shared Voting Power
by Each               ----------------------------------------------------------
Reporting       9.    Sole Dispositive Power     17,680,000 shares
Person With           ----------------------------------------------------------
               10.    Shared Dispositive Power
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person 17,680,000 shares
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   |_|
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)     64.1%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)
            00
--------------------------------------------------------------------------------

CUSIP No.   422211102
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only).

            Principal Mutual Holding Company                IRS Id. No.
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See  Instructions)
            (a) |_|
            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)    00
--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)   |_|
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Reorganization:     Iowa
--------------------------------------------------------------------------------

Number of       7.    Sole Voting Power
Shares Bene-          ----------------------------------------------------------
ficially Owned  8.    Shared Voting Power    17,680,000 shares
by Each               ----------------------------------------------------------
Reporting       9.    Sole Dispositive Power
Person With           ----------------------------------------------------------
               10.    Shared Dispositive Power  17,680,000 shares
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person 17,680,000 shares
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   |_|
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)     64.1%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)
            CO; HC
--------------------------------------------------------------------------------

CUSIP No.   422211102
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only).

            Thomas L. Blair                          IRS Id. No.  ###-##-####
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See  Instructions)
            (a) |_|
            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions)    00
--------------------------------------------------------------------------------
      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)   |_|
--------------------------------------------------------------------------------
      6.    Citizenship or Place of Reorganization:   USA
--------------------------------------------------------------------------------

Number of       7.    Sole Voting Power
Shares Bene-          ----------------------------------------------------------
ficially Owned  8.    Shared Voting Power    17,680,000 shares
by Each               ----------------------------------------------------------
Reporting       9.    Sole Dispositive Power
Person With           ----------------------------------------------------------
               10.    Shared Dispositive Power  17,680,000 shares
--------------------------------------------------------------------------------
      11. Aggregate Amount Beneficially Owned by Each Reporting Person 17,680,000 shares
--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   |_|
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11)     64.1%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

      This Schedule 13D (this "Schedule") relates to the shares of common stock (the "Common Stock"), par value $.01 per share, of HealthExtras, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at 2275 Research Boulevard, Seventh Floor, Rockville, Maryland 20850.


ITEM 2. IDENTITY AND BACKGROUND

(a) Name - This statement is being filed by Highland Investments, LLC, a Maryland limited liability company ("Highland").

(b)  Residence  or  business   address  -  The  business   address  of  Highland
Investments, LLC, which also serves as its principal office, is 2275 Research Boulevard, Sixth Floor, Rockville, Maryland 20850.

(c)  Present occupation or employment:

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:
      No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No.

(f)   Citizenship - Maryland.

      The persons controlling Highland Investments, LLC are Thomas L. Blair, who controls 49.5% of Highland Investments and Principal Mutual Holding Company, which controls through an indirect wholly-owned subsidiary, Principal Holding Company, 50% of Highland Investments. The following information pertains to Thomas L. Blair:

            (a)   This statement is also being filed by Thomas L. Blair.
            (b) The business address of Thomas L. Blair is 2275 Research Boulevard, Sixth Floor, Rockville, Maryland 20850
            (c) Chairman and Co-Chief Executive Officer of United Payors & United Providers, Inc. (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case: No.
            (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No.
            (f)   USA.

      The following information pertains to Principal Mutual Holding Company:

            (a) This statement is also being filed by Principal Mutual Holding Company.
            (b) The business address of Principal Holding Company and Principal Mutual's principal business address is 711 High Street, Des Moines, Iowa 50392.
            (c)   Insurance holding company.
            (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case: No.
            (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No.
            (f)   Iowa.


      The following information pertains to each executive officer and director of Principal Mutual Holding Company:

            The information pertaining to such persons is incorporated by reference from Exhibit 99.1 attached.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On May 27, 1999, Highland Investments, LLC contributed substantially all of its assets to HealthExtras, LLC, a Delaware limited liability company in exchange for a 100% ownership interest in HealthExtras, LLC. Thomas L. Blair and Principal Mutual Holding Company each had invested $5 million in Highland Investments, LLC.

      On December 17, HealthExtras, LLC merged into HealthExtras, Inc., a corporation it had formed in order to change its corporate identity from a Delaware limited liability company to a Delaware corporation and to effect a public offering of the Common Stock. In such merger, Highland Investments received 17,680,000 shares of HealthExtras, Inc. Common Stock in exchange for its membership interest in HealthExtras, LLC., which at that time represented ownership of 80% of HealthExtras, LLC.

ITEM 4. PURPOSE OF TRANSACTION

      State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   Any action similar to any of those enumerated above.

      The Reporting Persons made investments in predecessors to the Company as discussed in Item 3 above. As the owner of 64.1% of the Company's outstanding Common Stock, the Reporting Person may be considered to control the Company. Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. However, the Reporting Persons reserve the right to take any action regarding the management of the affairs of the Company as they deem appropriate, consistent with their legal obligations. In addition, the Reporting Persons may review, as appropriate, their investment in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Highland Investments, LLC is the record and beneficial owner of 17,680,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act represents 64.1% of the outstanding shares of Common Stock.

      In addition, by virtue of their controlling relationship to Highland Investments, as described in Item 2, each of Thomas L. Blair and Principal Mutual Holding Company may be deemed to beneficially own the 17,680,000 shares of Common Stock owned by Highland Investments, 64.1% of outstanding shares of Common Stock.

(b) Highland Investments has sole power to vote or direct the vote with regard to 17,680,000 shares of Common Stock. Thomas L. Blair and Principal Mutual Holding Company as the controlling persons able to direct the actions of Highland Investments may be deemed to share the power to vote or direct the vote with regard to the shares.

(c) Except as set forth herein, none of the persons named in response to paragraph (a) have affected any transactions in shares of Common Stock during the past sixty (60) days.

(d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, owned by the Reporting Persons.

(e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

      The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

      In connection with the Company's public offering of common stock, Highland Investments has agreed pursuant to a "lock-up" agreement that it will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exercisable or exchangeable for common stock for a period of 180 days after December 17, 1999. Warburg Dillon Read LLC may release the shares subject to this lock-up agreement in whole or in part at anytime.

      On May 27, 1999, HealthExtras, which was then a Maryland limited liability company, contributed substantially all of its assets to HealthExtras, LLC, a Delaware limited liability company, in exchange for a 100% ownership interest in HealthExtras, LLC. Immediately thereafter, Capital Z Healthcare Holding Corp. ("CZHH") invested $5 million in HealthExtras, Inc. in exchange for a 20% ownership interest. In connection with this transaction, HealthExtras agreed to indemnify CZHH for any losses arising from any breach of HealthExtras' representations or warranties or its failure to give effect to the restructuring as contemplated by its Amended and Restated Limited Liability Company Agreement. CZHH serves only as a vehicle for its sole stockholder, Health Partners, to invest in HealthExtras and does not conduct any other operations.

      HealthExtras, Inc., HealthExtras, LLC and CZHH entered into a Reorganization Agreement dated as of December 9, 1999 pursuant to which CZHH merged into HealthExtras, Inc. on December 17, 1999. Immediately after that merger, HealthExtras, LCC merged into HealthExtras, Inc. As a result of these mergers, Health Partners, the sole stockholder of CZHH, received Common Stock in HealthExtras, Inc. representing the same proportionate ownership position which CZHH had in HealthExtras, LLC and Highland Investments received Common Stock in HealthExtras, Inc. representing the same proportionate ownership position which it had in HealthExtras, LLC. We refer to the matters covered by this Reorganization Agreement as the reorganization.

      In connection with the reorganization, HealthExtras, Inc., Highland Investments, LLC and Health Partners entered into a Stockholders Agreement dated as of December 9, 1999. This Stockholders Agreement contains provisions regarding registration rights, the composition of the Board of Directors, and tag-along rights, rights of first offer and preemptive rights with respect to certain sales of Common Stock.


REGISTRATION RIGHTS

      Health Partners and Highland Investments have been granted certain registration rights with respect to shares of HealthExtras' Common Stock held by them and their assigns. The Stockholders Agreement provides for an aggregate of four demand registration statements under the Securities Act of 1933 beginning 180 days after December 13, 1999. Health Partners or Highland Investments each may require that HealthExtras file two of those demand registration statements, subject to certain conditions. If Health Partners or Highland Investments exercises a demand registration right, the other also can participate in the offering on a proportionate basis to their respective ownership positions. These stockholders are also entitled to require HealthExtras to register their shares of HealthExtras' Common Stock on a registration statement on Form S-3 once HealthExtras is eligible to use a Form S-3 in connection with such registrations. In addition, these stockholders are entitled to require HealthExtras to include their shares of HealthExtras' Common Stock in future registration statements HealthExtras files under the Securities Act, often referred to as "piggyback" registration rights. However, holders of these registration rights will be restricted from exercising those rights until 180 days after the date of this prospectus and, under certain circumstances, for agreed-upon periods after the filing of subsequent registration statements. Also, the shares required to be included in a registration relating to an underwritten offering generally are subject to underwriter cut back provisions. Registration of shares of Common Stock pursuant to the exercise of demand registration rights, piggyback registration rights or Form S-3 registration rights would result in the shares covered by those registrations becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, subject to any lock-up agreements HealthExtras has with these stockholders. HealthExtras is required to bear substantially all registration expenses in connection with the above-described registrations, except for underwriting discounts, income and transfer taxes, if any, selling expenses and the fees and expenses of counsel representing the holders of the registrable securities. These registration rights are transferable in certain circumstances and may be amended or waived only with the consent of the affected party.

DIRECTORS

      Under the Stockholders Agreement, Highland Investments and Health Partners, the sole stockholder of CZHH, were granted certain rights to designate persons for election as HealthExtras' Directors. The Stockholders Agreement provides that:

      Highland   Investments   may   designate   five  people  for  election  as
HealthExtras'   Directors  if  Highland   Investments   owns  at  least  40%  of
HealthExtras'   outstanding   Common   Stock;   three  people  for  election  as
HealthExtras' Directors if Highland Investments owns at least 25% of HealthExtras' outstanding Common Stock; two people for election as HealthExtras' Directors if Highland Investments owns at least 10% of HealthExtras' outstanding Common Stock; and one person for election as HealthExtras' Director if Highland Investments owns at least 5% of HealthExtras' outstanding Common Stock.

      Health Partners may designate two people for election as HealthExtras' Directors if Health Partners owns at least 10% of HealthExtras' outstanding Common Stock; and one person for election as HealthExtras' Director if Health Partners owns at least 5% of HealthExtras' outstanding Common Stock.

      Highland Investments and Health Partners also may be entitled to increase the number of Directors that they may designate for election if the total number of directors is increased. This would maintain Highland Investments' and Health Partners' control of HealthExtras' Board of Directors, even if the total number of directors increases.

      Under the Stockholders Agreement, five representatives of Highland Investments, initially Thomas L. Blair, David T. Blair, Thomas J. Graf, Julia M. Lawler, and Karen E. Shaff, and two representatives of Health Partners, Julian A.L. Allen and Paul H. Warren, are HealthExtras, Inc.'s Directors.

RIGHTS OF FIRST OFFER AND TAG-ALONG RIGHTS

      The Stockholders Agreement provides that Highland Investments and Health Partners must give notice to HealthExtras and to each other if either proposes to transfer Common Stock aggregating more than 10% of HealthExtras outstanding Common Stock to a single person or group who is not a family member (if a natural person), an affiliate (if an entity), or an employee or manager of HealthExtras.

      Upon receipt of notice, the non-transferring stockholder (either Highland Investments or Health Partners) may elect to participate in the transfer by delivering written notice to the transferring stockholder. This right to participate in the transfer is called "tag-along" rights. If a stockholder elects to participate in the transfer, the aggregate sales proceeds shall be divided proportionally according to the electing stockholder's and the transferring stockholder's respective shares of the proceeds of a hypothetical liquidation. In order to calculate the proceeds of a hypothetical liquidation, the value of HealthExtras will be implied by the transferring stockholder's proposed sales price.

      Alternately, upon receipt of notice, HealthExtras may elect to purchase all of the shares that the transferring shareholder proposes to sell. If HealthExtras does not elect to purchase the shares, the non-transferring shareholder (either Highland Investments or Health Partners) may elect to purchase all of the shares offered. This right to preempt a sale, and therefore a possible change in control, by purchasing the shares offered is called "first offer right." If HealthExtras exercises its first offer rights, HealthExtras must purchase all of the shares offered upon the same terms and conditions as originally offered. If the non-transferring shareholder exercises its first offer rights, it may purchase a pro rata portion of the shares offered upon the same terms and conditions as originally offered.

      These tag-along and first offer rights and obligations would apply also to controlling persons of Health Partners and Highland Investments, to whom those entities might distribute shares of HealthExtras' Common Stock.

PREEMPTIVE RIGHTS

      The Stockholders Agreement prohibits HealthExtras from offering its Common Stock for sale other than in a public offering, in connection with an acquisition or pursuant to employee benefit plan or arrangement, unless
HealthExtras first offers such shares to Highland Investments and Health Partners. The preemptive offer must be in writing, on the same terms and conditions as the offering and at the equivalent price, and must enable Highland Investments and Health Partners to retain the same proportionate ownership of Common Stock that it holds prior to the offering. This provision allows Highland Investments and Health Partners to retain control of HealthExtras even if HealthExtras decides to privately issue additional Common Stock at a later date.

AFFILIATE TRANSACTIONS

      The Stockholders Agreement also provides that HealthExtras will not engage in transactions with affiliates other than on terms no less favorable than could be obtained on an arms-length basis or which are approved by a majority of directors who are independent of the affiliate. Further, the Stockholders Agreement requires that prior to any merger or purchase or sale of stock transaction with an affiliate, where the value of such transaction exceeds $1 million, HealthExtras must obtain a fairness opinion from a nationally recognized investment bank.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any Proxy as disclosed in Item 6.

Exhibits.

      2.1 Form of Reorganization Agreement by and among HealthExtras, Inc., HealthExtras, LLC, and CZHH is incorporated by reference as Exhibit
            2.1 to Registration Statement on Form S-1, No. 333-83761, filed on September 21, 1999.

      4.2 Form of Stockholders Agreement by and among Highland Investments, LLC, HealthExtras, LLC, HealthExtras, Inc., Principal Mutual Holding Company, Thomas L. Blair, Health Partners, Capital Z Financial Services Fund, II, L.P., Capital Z Financial Services Private Fund, II, L.P., Capital Z Partners, Ltd., and Capital Z Management, LLC. is incorporated by reference as Exhibit 4.2 to Registration Statement on Form S-1, No. 333-83761, filed on September 21, 1999.

      10.10 Form of Registration Rights Agreement by and among Health Partners, Highland Investments, LLC and HealthExtras, Inc. is incorporated by reference as Exhibit 10.10 to Registration Statement on Form S-1, No. 333-83761, filed on September 21, 1999.

      99.1 Information regarding executive officers and directors of Principal Mutual Holding Company.

      99.2 Lock-up Agreement by Highland Investments, LLC with Warburg Dillon Read LLC.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


HIGHLAND INVESTMENTS, LLC


By: /s/ Thomas L. Blair
    -----------------------------------------
Thomas L. Blair, Administrative Member



---------------------------------------



/s/ Thomas L. Blair
---------------------------------------
Thomas L. Blair, Individually





PRINCIPAL MUTUAL HOLDING COMPANY


By:/s/ Thomas J. Graf
   -------------------------------------
Thomas J. Graf, Senior Vice President



December 27, 1999
----------------------------------------
Date



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)